SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Plan Investment Oversight Committee
BP Corporation North America Inc.

We have audited the accompanying statements of net assets available for benefits of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, and the BP DirectSave Plan (collectively referred to as the Plans) as of December 31, 2014 and 2013, and each Plan’s related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, and the BP DirectSave Plan at December 31, 2014 and 2013, and the changes in their net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, and the BP DirectSave Plan financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 1, 2015

EIN 36-1812780
BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)
Investment in the BP Master Trust for Employee Savings Plans at fair value	$7,596,801	$37,735	$20,143	$1,255
Notes receivable from participants	90,572	711	322	-
Net assets reflecting all investments at fair value	7,687,373	38,446	20,465	1,255
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,794)	(3)	(16)	(5)
Net assets available for benefits	$7,680,579	$38,443	$20,449	$1,250

The accompanying notes are an integral part of these statements.

EIN 36-1812780
BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)
Investment in the BP Master Trust for Employee Savings Plans at fair value	$7,854,665	$49,885	$18,611	$1,410
Notes receivable from participants	92,214	1,586	273	-
Net assets reflecting all investments at fair value	7,946,879	51,471	18,884	1,410
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,988)	(12)	(14)	(6)
Net assets available for benefits	$7,939,891	$51,459	$18,870	$1,404

The accompanying notes are an integral part of these statements.

EIN 36-1812780
BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Additions of assets attributed to:
Participant contributions	$302,012	$14	$2,130	$-
Company contributions	190,071	11	803	-
Rollover contributions	39,942	339	69	-
Interest on notes receivable	3,947	37	13	-
Net investment gain (loss) – BP Master Trust for Employee Savings Plans	107,295	(620)	463	19
Total additions	643,267	(219)	3,478	19

Deductions of assets attributed to:
Distributions to participants	902,412	12,790	1,896	162
Administrative expenses	167	7	3	11
Total deductions	902,579	12,797	1,899	173

Net (decrease) increase in net assets during the year	(259,312)	(13,016)	1,579	(154)

Net assets available for benefits:
Beginning of year	7,939,891	51,459	18,870	1,404
End of year	$7,680,579	$38,443	$20,449	$1,250

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLANS

The accompanying financial statements comprise employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan and the BP DirectSave Plan (the “Plans”) provides only general information.  Participants should refer to the applicable Plan document, Summary Plan Description and Investment Option Guide for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement.  The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust.  The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Workplace Services, LLC. is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Director, Retirement Plans, Western Hemisphere is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in ESP immediately upon the date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of ESP are also eligible.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service.  At December 31, 2014 and 2013, forfeited non-vested accounts totaled $192,624 and $198,215, respectively.  The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

Effective January 1, 2015, the BP Lower 48 Employee Savings Plan (“L48”) was implemented for the employees working in the Lower 48 business unit.    Participants were previously eligible to participate in ESP.  Account balances may be moved from ESP to L48 at the participant’s direction.  The assets of the L48 plan are held in the Master Trust.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002.  On June 1, 2013, the Company divested the southern part of its U.S. West Coast fuels value chain which included the Carson refinery.  Currently, there are no active employees contributing to this plan due to the divestiture.

Under CAP, participants may contribute up to 27 percent of their base pay, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants’ pre-tax contributions, up to a maximum of 5 percent of eligible compensation, are matched each pay period by the Company at 160 percent. Participants are permitted to rollover amounts into CAP representing distributions from other qualified plans.

All contributions and earnings are immediately vested and non-forfeitable. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of Global Business Services Americas are eligible to participate in PSP immediately upon the date of hire.

Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched each pay period by the Company.  Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.   Automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $398 and $29, respectively. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of age 21. Currently, there are no active employees contributing to the Plan.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of eligible compensation each pay period. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts occurs at 25% after two years of vesting service and 100% after three years of vesting service. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $210,796 and $220,563, respectively.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

Investment Options

Investment options offered under the Plans include target date funds, equity and fixed-income index funds, a short-term investment fund, a stable value fund (Income Fund)  and the BP Stock Fund. Participants may change the percentage they contribute and the investment direction of their contributions daily. Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Administrative Expenses/Fund Management Fees

Except for fees related to the administration of participant loans and overnight delivery charges that are deducted from the applicable participant’s account, all reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the investment management fees.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, subject to a minimum account balance, a participant may elect to receive his or her vested account balance in a lump-sum payment or in installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months. Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP and PSP, the interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan.  For CAP, the interest rate charged is the prime rate as reported by The Wall Street Journal on the last business day of the month immediately preceding the month in which the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of a plan termination, participants will become 100 percent vested in their Company matching contribution accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting.  The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Reclassifications.  Certain prior year amounts in the Master Trust Fair Value Measurements (Note 7) have been reclassified to conform to the current year presentation.

Use  of  Estimates.  The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation.  All investment assets held by the Master Trust are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 7 (Fair Value Measurements).

In connection with the stable value fund (Income Fund), the Master Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”).  See Note 6.  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Notes Receivable from Participants.  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement.  In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management did not early adopt and is reviewing this new guidance.

3.	INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	May 28, 2013
CAP	January 24, 2012
PSP	May 25, 2011
DSP	May 16, 2011

The Plans have been amended since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification. The Plan Administrator believes the Plans are being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plans, as amended, are qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Plans are no longer subject to income tax examinations for years prior to 2011.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

4.	CONTINGENCIES

In 2011, a lawsuit was brought in the United States District Court for the Southern District of Texas against BP and various alleged Plan fiduciaries.  The lawsuit was purportedly brought on behalf of the Plans and those plan participants who incurred a loss in the BP Stock Fund at any time from January 16, 2007 through June 24, 2010, inclusive (the “Class Period”). The suit alleges that the defendants breached their duties to the plaintiffs and the Plans in violation of ERISA fiduciary rules by continuing to offer, hold and acquire units of the BP Stock Fund during the Class Period. After the court granted BP’s motion to dismiss the lawsuit in its entirety in 2012, the plaintiffs filed an appeal to the Fifth Circuit.  The Fifth Circuit notified the parties that it would await a ruling by the U.S. Supreme Court in the Fifth Third case before ruling on BP’s case.

In June 2014, the U.S. Supreme Court issued its decision in the Fifth Third case, concluding that ERISA fiduciaries are no longer entitled to a presumption that they acted prudently in investing in company stock (the so-called “Moench presumption”).  While the U.S. Supreme Court struck down this Moench presumption, the court articulated guidance making clear that parties filing stock drop lawsuits still have a high bar to clear in order to succeed.  As a result, the BP case was remanded back to the District Court for further consideration in light of the new guidance provided by the Fifth Third decision.  On January 22, 2015, the District Court ruled that the plaintiffs would be allowed to amend their complaint in part.  The District Court subsequently granted BP’s motion to certify to the Fifth Circuit an interlocutory appeal on the question of what pleading standard applies for stock drop prudence claims after the Fifth Third decision.  The Fifth Circuit recently agreed to hear this appeal and the parties will fully brief the court on this matter.  Due to the uncertainty surrounding the litigation, BP cannot reasonably estimate the financial impact to the Plans, if any, at this time.

5.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market risks and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans. Participating plans include ESP, CAP, PSP, DSP and the BP Employee Savings Plan of Puerto Rico (“Puerto Rico Plan”). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Synthetic Guaranteed Investment Contracts. In connection with the stable value fund (Income Fund) investment option, the Master Trust enters into synthetic GICs. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a stated interest rate for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than zero percent, are generally reset monthly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value, subject to certain limitations described below.

The average yield earned on synthetic GICs and the associated short term investment fund, as of December 31, 2014 and 2013, based on the interest rate credited to participants, was 1.55 percent and 1.42 percent, respectively. The average yield earned on synthetic GICs and the associated short term investment fund as of December 31, 2014 and 2013, based on actual earnings, was 1.22 percent and 0.97 percent, respectively.

Certain events may limit the ability of the Plan to transact at contract value with an issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant’s behavior in the investment option. At this time, management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default. If the contract terminates due to a synthetic GIC issuer default or if the market value of the underlying portfolio reaches zero, the synthetic GIC issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

Plans’ Interest in Master Trust.  As of December 31, 2014 and 2013, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2014	2013
ESP	99.217%	99.109%
CAP	0.493	0.630
PSP	0.263	0.235
DSP	0.016	0.018
Puerto Rico Plan	0.011	0.008
	100.000%	100.000%

The Plans do not have an undivided interest in the investments held in the Master Trust since each Plan’s interest is based on the account balances of the participants and their elected investment options. Each Plan’s beneficial interest in the underlying investment options does not vary significantly from each Plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2014 and 2013, and changes in net assets of the Master Trust for the year ended December 31, 2014, are as follows:

NET ASSETS
thousands of dollars

	December 31
	2014	2013
Investments at fair value:
BP ADS	$1,199,334	$1,577,449
Common/collective trust funds	5,403,581	5,137,210
Money market and short-term investment funds	616,752	749,873
Synthetic guaranteed investment contracts:
Wrap contracts	84	182
Common/partnership trust funds	278,299	325,562
Common/collective trust funds	57,851	56,043
US Treasury notes	24,748	15,606
Corporate bonds	54,947	42,722
Mortgage-backed securities	24,115	22,932
Total investments, at fair value	7,659,711	7,927,579
Receivables:
Dividends and interest	561	549
Total assets	7,660,272	7,928,128
Accounts payable:
Pending transactions	1,680	1,753
Accrued fees and other	1,846	1,143
Total liabilities	3,526	2,896
Net assets reflecting investments at fair value	7,656,746	7,925,232
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,818)	(7,020)
Net assets	$7,649,928	$7,918,212

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2014
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$304,204
Rollover contributions	40,348
Company contributions	190,978
Repayments of notes receivable and interest from participants	45,886
Net realized and unrealized appreciation in fair value of investments:
Common/collective trust funds	352,186
BP ADS	(322,273)
Interest and dividends	80,610
Total additions	691,939
Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	912,724
Notes receivable from participants	43,996
Administrative expenses	187
Fund management fees	3,316
Total deductions	960,223
Net decrease in assets during year	(268,284)
Net Assets:
Beginning of year	7,918,212
End of year	$7,649,928

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADS and U.S. Treasury Notes. BP American Depository Shares (“BP ADS”) and U.S. Treasury notes are valued at quoted market prices.

Common/Collective Trust Funds. Common/collective trust funds are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Money Market and Short-term Investment Funds. Money market and short-term investment funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Wrap Contracts. The fair value of wrap contracts is determined using the replacement cost method, which incorporates the difference between current market level rates for contract-level wrap fees and the actual wrap fee discounted by the prevailing interpolated swap rate as of period-end.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

Corporate Bonds and Mortgage-Backed Securities. Corporate bonds and mortgage-backed securities are valued at the bid price or the average of the bid and ask price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Common/Partnership Trust Funds.  Common/partnership trust funds are valued by the administrator of the funds.  The market value for each fund is based on the value of the fund’s underlying assets, minus liabilities, multiplied by the partner’s percentage ownership of the fund as determined by contributed capital.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2014 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,199,334	$-	$-	$1,199,334
Common/collective trust funds:
U.S. equity funds (a):
Large cap	-	1,602,267	-	1,602,267
Small cap	-	517,407	-	517,407
Non-U.S. equity funds (a)	-	360,911	-	360,911
U.S. bond funds (b)	-	443,395	-	443,395
Non-U.S. bond funds (c)	-	34,529	-	34,529
Target date funds (d)	-	2,445,072	-	2,445,072
Money market and short-term investment funds (e)	180,720	436,032	-	616,752
Synthetic guaranteed investment contracts:
Wrap contract	-	-	84	84
Common/partnership trust funds:
U.S. fixed income (f)	-	278,299	-	278,299
Common/collective trust funds:
U.S. fixed income (f)	-	57,851	-	57,851
U.S. Treasury notes	24,748	-	-	24,748
Corporate bonds	-	54,947	-	54,947
Mortgage-backed securities	-	24,115	-	24,115

Total	$1,404,802	$6,254,825	$84	$7,659,711

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2013 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,577,449	$-	$-	$1,577,449
Common/collective trust funds:
U.S. equity funds (a):
Large cap	-	1,399,355	-	1,399,355
Small cap	-	544,213	-	544,213
Non-U.S. equity funds (a)	-	391,361	-	391,361
U.S. bond funds (b)	-	425,128	-	425,128
Non-U.S. bond funds (c)	-	37,642	-	37,642
Target date funds (d)	-	2,339,511	-	2,339,511
Money market and short-term investment funds (e)	222,550	527,323	-	749,873
Synthetic guaranteed investment contracts:
Wrap contract	-	-	182	182
Common/partnership trust funds:
U.S. fixed income (f)	-	325,562	-	325,562
Common/collective trust funds:
U.S. fixed income (f)	-	56,043	-	56,043
U.S. Treasury notes	15,606	-	-	15,606
Corporate bonds	-	42,722	-	42,722
Mortgage-backed securities	-	22,932	-	22,932

Total	$1,815,605	$6,111,792	$182	$7,927,579

(a)	Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(b)	U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.	FAIR VALUE MEASUREMENTS (continued)

(c)	Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
(d)	Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Date Retirement Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Date Retirement Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.
(e)	Money market and short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment fund.
(f)	The U.S. fixed income funds seek to provide regular, predictable U.S. dollar interest income, through the investment in a diversified portfolio of U.S. Treasury and other government securities, corporate, mortgage and asset-backed securities and other fixed securities. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 5 to 10 days. Additional conditions may apply if redemption is requested for 10% or more of the net asset value of the fund.

The above provides a general description of the investments.  Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

The following table presents the changes in the financial assets included in Level 3 for the year ended December 31, 2014 (in thousands):

Balance at beginning of year	$182
Unrealized loss	(98)
Balance at end of year	$84

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

8.	RELATED PARTY TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper.  The BP Stock Fund holds investments in BP ADS. Purchases and sales of BP ADS during 2014 amounted to $290 million and $345 million, respectively. These transactions qualify as exempt party-in-interest transactions under ERISA.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
December 31, 2014
Net assets available for benefits as stated in the financial statements	$7,680,579	$38,443	$20,449	$1,250
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,794	3	16	5
Net assets available for benefits as stated in the Form 5500	$7,687,373	$38,446	$20,465	$1,255

	ESP	CAP	PSP	DSP
December 31, 2013
Net assets available for benefits as stated in the financial statements	$7,939,891	$51,459	$18,870	$1,404
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,988	12	14	6
Net assets available for benefits as stated in the Form 5500	$7,946,879	$51,471	$18,884	$1,410

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of the Plans’ net increase (decrease) in net assets per the financial statements to the net income (loss) per the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
Year End December 31, 2014
Net (decrease) increase in net assets per the financial statements	$(259,312)	$(13,016)	$1,579	$(154)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	6,794	3	16	5
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(6,988)	(12)	(14)	(6)

Net (loss) income per the Form 5500	$(259,506)	$(13,025)	$1,581	$(155)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

BP SELECTED EMPLOYEE SAVINGS PLANS

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2014

BP Employee Savings Plan (Plan No.001)

Participant Contributions Transferred Late to Plan:	Total that Constitute Nonexempt Prohibited Transactions:			Total Fully Corrected Under VFCP and PTE 2002-51:
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP:
☐	$-	$8,105.48	$-	$-

BP SELECTED EMPLOYEE SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan (Plan No. 001)

* Participant loans	3.25% - 10.5%	N/A	$90,572,002

BP Capital Accumulation Plan (Plan No. 059)

* Participant loans	3.25% - 8.25%	N/A	$710,754

BP Partnership Savings Plan (Plan No. 051)

* Participant loans	4.25% - 9.25%	N/A	$322,006

* Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 1, 2015	/s/ Clifford E. York
Clifford E. York
Director, Retirement Plans
Western Hemisphere
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 1, 2015	/s/ Clifford E. York
Clifford E. York
Director, Retirement Plans
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 1, 2015	/s/ Clifford E. York
Clifford E. York
Director, Retirement Plans
Western Hemisphere
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 1, 2015	/s/ Clifford E. York
Clifford E. York
Director, Retirement Plans
Western Hemisphere
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm